Exhibit (c)(10)

[J.P. Morgan letterhead]

October 12, 2012

Special Committee of the Board of Directors

CNH Global N.V.

World Trade Center Amsterdam Airport Schiphol Boulevard 217

LUCHTHAVEN SCHIPHOL, 1118 BH

Netherlands

Members of the Special Committee:

In a letter (the “Proposal Letter”) dated May 30, 2012, from Fiat Industrial S.p.A. (“Fiat Industrial”) to the Board of Directors of CNH Global N.V. (the “Company”), Fiat Industrial proposed to merge the Company with and into a newly formed holding company (“NewCo”) (the “Company Merger”), and to merge Fiat Industrial with and into NewCo (the “Fiat Industrial Merger” and, together with the Company Merger, the “Transaction”) or to utilize a similar structure to combine the Company and Fiat Industrial. In the Company Merger, the outstanding common shares, par value €2.25 per share (the “Company Shares”), of the Company (other than the Company Shares held by Fiat Industrial or its subsidiaries) and, in the Fiat Industrial Merger, the outstanding ordinary shares, par value €1.57 per share (the “Fiat Industrial Shares”) of Fiat Industrial would each be converted into the right to receive shares of NewCo (the “NewCo Shares”).

We have, at the direction of the Special Committee of the Board of Directors of the Company (the “Special Committee”) and consistent with the Proposal Letter and certain public statements of representatives of Fiat Industrial, assumed that the exchange ratios in the Transaction would be based upon the average closing prices of the Company Shares and the Fiat Industrial Shares during the period from March 1, 2012 to April 4, 2012 and that (i) each outstanding Company Share (other than Company Shares held by Fiat Industrial or its subsidiaries) would be converted into the right to receive 3.8366 NewCo Shares (the “Exchange Ratio”) and (ii) each outstanding Fiat Industrial Share would be converted into the right to receive one NewCo Share. We have also assumed, at the Special Committee’s direction, that (i) the NewCo Shares into which the outstanding Company Shares and Fiat Industrial Shares would be converted would be common shares of NewCo, (ii) as described in the Proposal Letter, the consummation of the Transaction would be conditioned on the aggregate amount payable by Fiat Industrial to holders of Fiat Industrial Shares and creditors of Fiat Industrial as a result of the valid exercise of statutory withdrawal rights by such holders and the valid exercise of statutory creditors’ rights by such creditors in connection with the Transaction not exceeding €250 million and that this condition would not be waived by Fiat Industrial and (iii) as described in the Proposal Letter, the consummation of each of the Company Merger and the Fiat Industrial Merger would be conditioned on the consummation of the other. Certain terms and conditions of the proposed Transaction are set forth in more detail in the Proposal Letter. We further understand that Fiat Industrial and its subsidiaries currently own approximately 88% of the outstanding Company Shares.

The Special Committee has requested our opinion as to the adequacy, from a financial point of view, to holders of the Company Shares (other than Fiat Industrial or its affiliates) of the Exchange Ratio in the proposed Transaction.

In connection with preparing our opinion, we have (i) reviewed the Proposal Letter and publicly available transcripts of certain investor calls conducted by representatives of Fiat Industrial following the delivery of the Proposal Letter; (ii) reviewed certain publicly available business and financial information concerning the Company and Fiat Industrial and the industries in which they operate; (iii) compared the financial and operating performance of the Company and Fiat Industrial with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Shares and the Fiat Industrial Shares and certain publicly traded securities of such other companies; (iv) reviewed certain publicly available research analyst reports for each of the Company and Fiat Industrial (the “Analyst Reports”) and a set of financial forecasts derived and extrapolated therefrom (the “Street Projections”); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion. For purposes of our analysis and preparing our opinion, we have made certain adjustments to the financial information concerning the Company, Fiat Industrial and certain other companies to permit a comparison of such information to be made on a consistent basis. We have also reviewed for reference, but have not relied upon for purposes of our opinion, the publicly available financial terms of certain business combinations in the agriculture and construction equipment industry and selected minority squeeze-out transactions involving majority-owned U.S. publicly-traded companies.

In addition, we have held discussions with certain members of the management of the Company and Fiat Industrial with respect to certain aspects of the proposed Transaction, and the past and current business operations of the Company and Fiat Industrial, the financial condition and future prospects and operations of the Company and Fiat Industrial, and certain other matters we believed necessary or appropriate to our inquiry. We were also furnished with certain financial analyses and forecasts prepared by the managements of the Company and Fiat Industrial (the “Management Projections”) relating to their respective businesses. While we have reviewed the Management Projections with the Special Committee and discussed the Management Projections and the financial condition and future prospects and operations of the Company and Fiat Industrial with the managements of the Company and Fiat Industrial, at the Special Committee’s direction, we have relied solely on the Street Projections as to the anticipated future results of operations of the Company and Fiat Industrial and have assumed that no cost savings or other synergies would result from the Transaction. We note that neither the Analyst Reports nor the Street Projections take into account the price increases that may be imposed with respect to the products and services provided to the Company by FPT Industrial S.p.A., as contemplated by the letter dated August 30, 2012 and delivered from FPT Industrial S.p.A. to the Company.

In giving our opinion, we have, except as otherwise provided in the preceding paragraph with respect to the Management Projections, relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and Fiat Industrial or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company, Fiat Industrial or NewCo under the laws of any jurisdictions relating to bankruptcy, insolvency or similar matters. We express no view as to the Analyst Reports or the Street Projections or the assumptions on which the Analyst Reports or the Street Projections were based. We do not express any opinion as to the tax consequences that might result from the Transaction, nor does our opinion address any tax matters. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company and the Special Committee with respect to any legal and regulatory issues.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the adequacy, from a financial point of view, to the holders of the Company Shares (other than Fiat Industrial and its affiliates) of the Exchange Ratio in the proposed Transaction and we express no opinion as to the adequacy of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company, the underlying decision of the Company not to engage in the Transaction, or any aspect of the loyalty-share program described in the Proposal Letter. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons, relative to the Exchange Ratio in the Transaction or with respect to the adequacy of any such compensation. We are expressing no opinion herein as to the price at which the Company Shares, Fiat Industrial Shares or NewCo Shares will or would trade at any future time.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We are acting as financial advisor to the Special Committee with respect to the proposed Transaction and will receive a fee from the Company for our services, including a fee that is payable upon the delivery of the opinion set forth in this letter. We are also entitled to receive additional fees from the Company for our services, which fees are contingent upon the consummation of the proposed Transaction or another transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We and our affiliates have provided banking services, from time to time, for the Company, Fiat Industrial and their respective affiliates, and our commercial banking affiliates are lenders to certain entities affiliated with Fiat Industrial (including Chrysler Group LLC) and provide treasury and security services, credit card services, and asset management services to certain of these entities, for which they receive customary compensation. Specifically, in July 2012, one of our affiliates acted as joint bookrunner of an offering by Fiat Finance & Trade Ltd. S.A. of debt securities guaranteed by Fiat. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company, Fiat Industrial or any affiliate thereof, in each case, for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is inadequate, from a financial point of view, to the holders of the Company Shares (other than Fiat Industrial or its affiliates).

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided solely for the benefit of the Special Committee (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction, and is not on behalf of, and shall not confer rights or remedies upon, any shareholder, creditor or any other person other than the Special Committee or be used or relied upon for any other purpose. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities LLC
J.P. MORGAN SECURITIES LLC